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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)



                             BAY STATE BANCORP, INC.
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                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                    072611106
                    -----------------------------------------
                                 (CUSIP Number)

       John F. Murphy, 1299 Beacon Street, Brookline, Massachusetts 02446
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      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                December 30, 2002
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.


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CUSIP No.  072611106

                                  SCHEDULE 13D



   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       John F. Murphy
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   2   CHECK BOX IF A MEMBER OF A GROUP                                 (a) /_/
                                                                        (b) /_/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS*

       00
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   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                                  /_/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       United States
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                     7   SOLE VOTING POWER
      NUMBER OF          226,170 (not including 9,510 shares subject to options)
       SHARES-------------------------------------------------------------------
    BENEFICIALLY     8   SHARED VOTING POWER
      OWNED BY------------------------------------------------------------------
        EACH         9   SOLE DISPOSITIVE POWER
      REPORTING          193,536 (not including 9,510 shares subject to options,
       PERSON            15,204 shares of unvested restricted stock awards and
        WITH             17,430 shares allocated under the Bay State Federal
                         Savings Bank Employee Stock Ownership Plan)
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                    10   SHARED DISPOSITIVE POWER
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  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       236,265 shares (including 9,510 shares subject to options)
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  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/
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  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
       4.81%
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  14   TYPE OF REPORTING PERSON
         IN
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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


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      This Amendment amends the statement on Schedule 13D filed on May 13, 2002, relating to the to the common stock, par value $0.01 per share, of Bay State Bancorp, Inc. (the "Company"), a corporation organized under the laws of the state of Delaware. Except as stated in this Amendment, there has been no change in the information previously reported.

      All share amounts have been adjusted to reflect the 3-for-1 split of the Company's common stock on September 3, 2002.

Item 3.     Source and Amount of Funds or Other Consideration

     152,118 shares were acquired by Mr. Murphy through the exercise of stock options granted under the Bay State Bancorp, Inc. 1998 Stock-Based Incentive Plan at an exercise price of $6.58 per option. The aggregate cost to exercise all of the stock options was $1,000,936. The funds to pay the exercise price were obtained by Mr. Murphy through a loan he received from a financial institution, which was collateralized by the stock to be acquired upon the exercise of the stock options.

     426 shares were acquired by Mr. Murphy as a result of being allocated such shares under the Bay State Federal Savings Bank 401(a) plan. These shares were acquired by Mr. Murphy without payment.

     9,510 shares may be acquired by Mr. Murphy upon the exercise of stock options under the Bay State Bancorp, Inc. 1998 Stock-Based Incentive Plan. These options are exercisable within sixty days of December 30, 2002. The exercise price for each of these options is $6.58.

Item 5.     Interest in Securities of the Issuer

        (a) Mr. Murphy beneficially owns 236,265 shares, representing 4.81% of the 4,912,870 outstanding shares of the Company's common stock.

        In accordance with Rule 13d-3 of the Exchange Act, the beneficially owned shares and the total outstanding shares include 9,510 shares that Mr. Murphy may acquire within the next sixty days pursuant to exercisable options.

        (b) Mr. Murphy has sole voting power over 226,170, shares, which includes 15,204 shares of unvested restricted stock and 17,430 shares allocated to Mr. Murphy's account under the Bay State Federal Savings Bank Employee Stock Ownership Plan.

        Mr. Murphy has sole dispositive power over 193,536 shares.

        Mr. Murphy has no shared voting or dispositive power with respect to any of the 236,265 shares beneficially owned.


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        (c)   In addition to the transactions reported in Item 3 hereof, 49,686 shares were sold by the Company on Mr. Murphy's behalf for the purpose of paying applicable federal and state tax withholding in connection with the exercise of 152,118 stock options by Mr. Murphy on December 30, 2002. The per share market value of the shares sold for tax withholding was $26.23.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred to in Item 5(a).

        (e)   Not applicable.


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                                    SIGNATURE
                                    ---------

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete, and correct.


January 16, 2003                 By: /s/ John F. Murphy
                                     -------------------------------------------
                                     John F. Murphy (in his individual capacity)


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